UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR
_	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __to__

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WYETH UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

WYETH UNION SAVINGS PLAN
DECEMBER 31, 2014 AND 2013

INDEX

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31,
2014 and 2013	3
Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULES*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	13
Signature	14

EXHIBIT
23.1 – Consent of Independent Registered Public Accounting Firm	15

*Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Wyeth Union Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Wyeth Union Savings Plan (the Plan) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 17, 2015

WYETH UNION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2014 and 2013

	December 31,
	2014	2013
Assets:
Investments, at fair value:
Pfizer Inc. common stock	$2,477,827	$2,868,714
Zoetis Inc. common stock	-	21,837
Common/collective trust funds	63,464,041	60,772,540
Mutual funds	4,086,047	4,823,900
Total investments, at fair value	70,027,915	68,486,991

Receivables:
Notes receivable from participants	1,452,028	1,226,593
Interest and other	44,465	-
Total receivables	1,496,493	1,226,593
Total assets	71,524,408	69,713,584

Liabilities:
Investment management fees payable	-	2,490

Net assets available for plan benefits before adjustment	71,524,408	69,711,094

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(384,390)	(343,419)

Net assets available for plan benefits	$71,140,018	$69,367,675

See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2014 and 2013

Year Ended December 31,
2014	2013

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$3,868,170	$8,962,286
Pfizer Inc. common stock dividends	103,805	87,627
Other dividends	541,932	422,171
Total investment income	4,513,907	9,472,084
Interest income from notes receivable from participants	55,535	56,945
Less: Investment management, redemption and loan fees	(5,529)	(7,929)
Net investment and interest income	4,563,913	9,521,100

Contributions:
Participant	2,941,731	3,164,116
Company	799,263	864,547
Rollovers into the Plan	50,648	218,134
Total contributions	3,791,642	4,246,797
Total additions, net	8,355,555	13,767,897

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	6,557,888	8,801,777
Rollovers out of the Plan	25,324	109,067
Total deductions, net	6,583,212	8,910,844

Net increase	1,772,343	4,857,053

Net assets available for plan benefits:
Beginning of year	69,367,675	64,510,622
End of year	$71,140,018	$69,367,675

See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

1.	Description of the Plan

The following description of the Wyeth Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On October 15, 2009, Pfizer Inc. (the Company or Plan Sponsor) acquired all of the outstanding equity of Wyeth. In connection with the acquisition, the Company adopted and assumed sponsorship of the Plan effective October 15, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986 as amended (the Code).

The Plan is a defined contribution plan available to all eligible employees, as defined in the Plan. Employees become eligible to participate after they have completed 30 days of employment, as defined by the Plan, and whose employment is covered by a collective bargaining agreement that provides for their participation.

On June 24, 2013, the Plan Sponsor completed the full disposition of its Animal Health business. The full disposition was completed through a series of steps, including, in the first quarter of 2013, the formation of Zoetis Inc. (Zoetis) and an initial public offering of an approximate 19.8% interest in Zoetis and, in the second quarter of 2013, an exchange offer for the remaining 80.2% interest. In connection with the exchange offer, participants holding Pfizer common stock units within the Plan were offered the opportunity to exchange all or a portion of their Pfizer common stock units held in the Plan for units of Zoetis common stock under a new Zoetis Stock Fund within the Plan. At the close of business on June 25, 2014, the fiduciary and investment manager of the Zoetis Stock Fund, Evercore Trust Company, N.A. (Evercore), directed the Northern Trust Company (Northern Trust), the Plan’s trustee, to liquidate the shares of Zoetis common stock in the Zoetis Stock Fund. Once the sale of the Zoetis common stock was completed, Evercore directed Fidelity Management Trust Company (Fidelity), the Plan’s record keeper, to transfer the remaining assets in the Zoetis Stock Fund to each participant’s Qualified Default Investment Alternative (QDIA) fund, which is a Vanguard Target Retirement Trust Plus Fund based on the participant’s year of birth. This transaction was completed on July 1, 2014.

Plan Administration

The Savings Plan Committee of the Plan Sponsor monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers, and other service providers to the Plan, and (ii) the investment activity and performance of the Plan.

Administrative Costs

In general, except for investment management fees associated with certain investment fund options, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options.

Contributions

Participants may contribute up to a maximum of 16% of their eligible compensation on a before-tax basis, an after-tax basis, or a combination of both. The Company makes a matching contribution equal to 50% of the first 6% of the participant’s eligible compensation. Participant contributions in excess of 6% are not matched.

Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that may be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions and Plan earnings/(losses). Certain investment options are subject to investment manager fees that may be deducted from the participant’s account. Allocations are based on participant earnings/(losses) or account balances, as defined in the Plan.

Vesting

Participants are fully vested at all times in their before-tax and after-tax contributions, rollover contributions, and all earnings/(losses) thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined in the Plan. If a participant has less than five years of continuous service, such participant becomes vested in the Company matching contributions and all earnings/(losses) thereon according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants are fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If a participant’s employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon are forfeited and become available to satisfy future Company matching contributions.

Forfeited Amounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. At December 31, 2014 and 2013, the forfeited amounts available to reduce future Company contributions totaled $29,794 and $15,569, respectively.

Rollovers into the Plan

Participants may elect to rollover one or more account balances from qualified plans, as well as from the Wyeth Coordinated Bargaining Retirement Plan – U.S., into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company matching contributions invested in any one or combination of investment funds in the Plan. Investment elections must be made in 1% increments. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis. Based on the investment option, certain short-term redemption fees may apply. Contributions made by participants may subsequently be invested into a self-directed brokerage account. Any contributions, for which the participant does not provide investment direction, are invested in the participant’s QDIA fund based on the participant’s year of birth.

Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of (i) 50% of the account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the highest outstanding loan balance in the preceding 12 months. Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years.

The interest rate is established based on the prime rate and is set by the Plan administrator. Interest rates on outstanding loans ranged from 4.25% to 9.25% at December 31, 2014 and 2013.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

For terminating participants who defer distribution of their account balance, repayment of the loan must be made in full at the time of termination. For terminating participants who receive an immediate distribution of their account balance, the distribution will be made net of the outstanding loan balance and will be considered a taxable distribution which is subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Participants may withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59½ or for financial hardship, as defined in the Plan, before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the plan administrator. The minimum withdrawal for an after-tax or hardship withdrawal is $500; there is no minimum if the participant is over age 59½. Participants are limited to one withdrawal per calendar quarter. Participants cannot make contributions for six months after taking a hardship withdrawal.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of two ways: lump-sum or monthly payments of 60, 120, 180, 240, 300, or 360 months. If a participant was in the Plan on or prior to January 1, 1996, he/she may elect a joint and 50% survivor annuity.

Payments commence as soon as practicable following a request, but in no event later than the date of termination or April 1 in the year following the year in which the participant turns 70½ years of age. Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend, or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs), except for the investment in the T. Rowe Price Stable Value Common Trust Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The T. Rowe Price Stable Value Common Trust Fund represents a common/collective trust fund with an underlying investment in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contracts (SICs), and Separate Account Contracts (SACs), collectively, investment contracts. The investment contracts within the T. Rowe Price Stable Value Common Trust Fund are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. See Note 5, Investment Contracts, for additional information.

See Note 6, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation in Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized and unrealized gains and losses on those investments and the change in contract value of the fund holding investments in GICs, BICs, SICs, and SACs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.

3.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated February 20, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company's counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2011.

4.	Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits were as follows:

December 31,
2014	2013

T. Rowe Price Stable Value Common Trust Fund*	$23,567,018	$24,573,928
NTGI S&P 500 Index Fund	21,431,649	20,436,997

*	T. Rowe Price Stable Value Common Trust Fund, at contract value, was $23,182,628 and $24,230,509 at December 31, 2014 and 2013, respectively.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31,
2014	2013

Net appreciation in investments:
Common/collective trust funds	$3,615,352	$7,471,544
Mutual funds	207,431	986,588
Common stock	45,387	504,154
	$3,868,170	$8,962,286

5.	Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Common Trust Fund, which is a collective trust fund that invests primarily in fully benefit-responsive contracts such as GICs, BICs, SICs, and SACs. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2014 and 2013, the contract value of the Plan’s investments in the T. Rowe Price Stable Value Common Trust Fund was approximately $23 million and $24 million, respectively. The average portfolio yields for the years ended December 31, 2014 and 2013 for the T. Rowe Price Stable Value Common Trust Fund were 1.83% and 2.06%, respectively. The crediting interest rates for the years ended December 31, 2014 and 2013 were 2.29%.

Traditional investment contracts, such as GICs and BICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the benefit plan or collective trust fund and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" refers to withdrawals from the stable value fund which directly result from participant transactions allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan’s or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

6.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:
US Large Cap Equity	$-	$21,548,639	$-	$21,548,639
US Small/Mid Cap Equity	-	2,356,214	-	2,356,214
Fixed Income	-	26,016,336	-	26,016,336
Non-US Equity	-	538,418	-	538,418
Retirement Target Date	-	13,004,434	-	13,004,434
	-	63,464,041	-	63,464,041
Mutual Funds:
US Large Cap Equity	974,092	-	-	974,092
US Small/Mid Cap Equity	1,297,735	-	-	1,297,735
Non-US Equity	1,723,825	-	-	1,723,825
Self-Directed Brokerage Account	90,395	-	-	90,395
	4,086,047	-	-	4,086,047
Common Stocks:
Pfizer Inc. Common Stock	2,477,827	-	-	2,477,827

Total Investments at Fair Value	$6,563,874	$63,464,041	$-	$70,027,915

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:
US Large Cap Equity	$-	$20,554,266	$-	$20,554,266
US Small/Mid Cap Equity	-	2,664,430	-	2,664,430
Fixed Income	-	27,129,388	-	27,129,388
Retirement Target Date	-	10,424,456	-	10,424,456
	-	60,772,540	-	60,772,540
Mutual Funds:
US Large Cap Equity	851,697	-	-	851,697
US Small/Mid Cap Equity	1,291,336	-	-	1,291,336
Non-US Equity	2,603,597	-	-	2,603,597
Self-Directed Brokerage Account	77,270	-	-	77,270
	4,823,900	-	-	4,823,900
Common Stocks:
Pfizer Inc. Common Stock	2,868,714	-	-	2,868,714
Zoetis Inc. Common Stock	21,837	-	-	21,837
	2,890,551	-	-	2,890,551

Total Investments at Fair Value	$7,714,451	$60,772,540	$-	$68,486,991

7.	Related-Party Transactions

Northern Trust manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

8.	Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

9.	Reconciliation of Financial Statements to Form 5500

Investments in the T. Rowe Price Stable Value Common Trust Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013

Net assets available for plan benefits per the financial statements	$71,140,018	$69,367,675
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value	384,390	343,419
Net assets available for plan benefits per Form 5500	$71,524,408	$69,711,094

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
	2014	2013

Net appreciation in investments per the financial statements	$3,868,170	$8,962,286
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at end of year	384,390	343,419
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at beginning of year	(343,419)	(1,091,783)
Net appreciation in investments per Form 5500	$3,909,141	$8,213,922

10.	Subsequent Events

Effective January 1, 2015, State Street Global Advisors was hired as both the 3(21) independent fiduciary and 3(38) investment manager, as defined by ERISA, to oversee the common company stock funds.

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 17, 2015, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

WYETH UNION SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2014

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

*	Pfizer Inc. Common Stock	Common stock			79,545	$2,224,004	$2,477,827

*	NTGI - S&P 500 Index Fund	Collective trust fund			3,243	12,719,395	21,431,649
*	NTGI - Russell 2000 Small Cap Index Fund	Collective trust fund			1,464	1,450,553	2,356,214
*	NTGI - Collective Government Short-Term
	Investment Fund	Collective trust fund			41,688	41,688	41,688
	BlackRock US Debt Index Fund	Collective trust fund			73,671	2,103,855	2,359,806
	BlackRock TIPS Index Fund	Collective trust fund			3,640	47,747	47,824
	Oppenheimer Emerging Markets Equity Fund	Collective trust fund			12,184	602,375	538,418
	Robeco Large Cap Value Equity Fund	Collective trust fund			6,886	103,391	116,990
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund			23,182,628	23,182,628	23,567,018
	Vanguard Target Retirement Income Trust Plus	Collective trust fund			51,731	1,700,032	1,913,030
	Vanguard Target Retirement Trust 2015 Plus	Collective trust fund			34,263	1,341,548	1,402,378
	Vanguard Target Retirement Trust 2020 Plus	Collective trust fund			83,324	2,881,117	3,542,097
	Vanguard Target Retirement Trust 2025 Plus	Collective trust fund			21,369	803,420	932,736
	Vanguard Target Retirement Trust 2030 Plus	Collective trust fund			77,424	2,587,814	3,472,465
	Vanguard Target Retirement Trust 2035 Plus	Collective trust fund			5,948	247,453	273,742
	Vanguard Target Retirement Trust 2040 Plus	Collective trust fund			28,810	941,697	1,345,983
	Vanguard Target Retirement Trust 2045 Plus	Collective trust fund			597	22,085	27,905
	Vanguard Target Retirement Trust 2050 Plus	Collective trust fund			1,730	72,189	80,928
	Vanguard Target Retirement Trust 2055 Plus	Collective trust fund			282	11,042	13,170
	Total common/collective trust funds					50,860,029	63,464,041

*	Fidelity Large Cap Growth Fund	Mutual fund			7,395	802,843	974,092
*	Fidelity Low Price Stock Fund	Mutual fund			10,117	443,795	507,862
*	Fidelity Mid Cap Stock Fund	Mutual fund			14,426	478,653	553,802
	T. Rowe Price Small Cap Stock Fund	Mutual fund			11,527	235,822	236,071
	Dodge & Cox International Fund	Mutual fund			40,936	1,448,729	1,723,825
						3,409,842	3,995,652

*	Self-Directed Brokerage Account	Mutual fund					90,395
	Total mutual funds						4,086,047

	Total investments						70,027,915

*	Notes receivable from participants	Interest Rates: 4.25% - 9.25%					1,452,028
		Maturity Dates: 2015 - 2025
	Total						$71,479,943

	* Party-in-interest as defined by ERISA

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN

	By:	/s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 17, 2015